Exhibit 21
Subsidiaries of Stratus Technologies Bermuda Holdings Ltd.

Name of Subsidiary	Jursidiction
Stratus Technologies Bermuda Ltd.	Bermuda
Stratus Technologies, Inc.	USA
Stratus Technologies Ireland Limited	Ireland
SRA Technologies Cyprus Limited	Cyprus
Cemprus Technologies, Inc.	United States
Cemprus, LLC	United States
AVANCE Technologies Ltd.	Bermuda
Stratus Technologies Private Limited	India
Stratus Technologies Pty Limited	Australia
Stratus Technologies Canada Corporation	Canada
Stratus Technologies SAS	France
Stratus Technologies GmbH	Germany
Stratus Technologies (Hong Kong) Limited	Hong Kong
Stratus Technologies Italia S.r.L.	Italy
Stratus Technologies Japan, Inc.	Japan
Stratus Technologies (Korea) Ltd.	Korea
Stratus Technologies B.V.	Netherlands
Stratus Technologies (NZ) Limited	New Zealand
Stratus Technologies (Singapore) Pte Ltd	Singapore
Stratus Computer Technologies (Pty) Ltd	South Africa
Stratus Technologies España SA	Spain
Stratus Technologies Systems, Limited	United Kingdom